VIA EDGAR

June 20, 2014

Re:                             Acceleration Request for Adeptus Health Inc.

Registration Statement on Form S-1 (File No. 333-196142)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Adeptus Health Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on June 24, 2014, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

VIA EDGAR

June 20, 2014

Re:                             Adeptus Health Inc.

Registration Statement on Form S-1

File No. 333-196142

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Adeptus Health Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on June 24, 2014, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•                        should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ADEPTUS HEALTH INC.

By:	/s/ Timothy L. Fielding
	Name:	Timothy L. Fielding
	Title:	Treasurer and Chief Financial Officer

[Signature Page – Acceleration Request]

Deutsche Bank Securities Inc.
60 Wall Street, New York, New York 10005

Goldman, Sachs & Co.
200 West Street, New York, New York 10282

June 20, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler

Re:                             Adeptus Health Inc.
Registration Statement on Form S-1 (File No. 333-196142)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Adeptus Health Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 p.m., Washington, D.C. time, on June 24, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)                                     Dates of distribution: June 12, 2014 through the date hereof.

(ii)                                  Number of prospectuses distributed: a total of approximately 3,724 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)                               We have complied with and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN, SACHS & CO.

As Representatives of the Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jay Coleman
Name:	Jay Coleman
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

[Signature Page – Underwriters’ Acceleration Request]